July 8, 2016

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Quintiles Transnational Holdings Inc.

Registration Statement on Form S-4

Filed June 3, 2016

File No. 333-211794

Dear Mr. Reynolds:

This letter sets forth the responses of Quintiles Transnational Holdings Inc. (the “Company”) to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 28, 2016 with respect to the above referenced Registration Statement on Form S-4 (the “Preliminary Joint Proxy Statement”). For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response. In addition, the Company is filing concurrently with this letter a revised Preliminary Joint Proxy Statement (the “Revised Joint Proxy Statement”). The page numbers in the responses to the comments below refer to pages of the Revised Joint Proxy Statement.

Form S-4 Registration Statement

Risk Factors, page 22

1.	Comment: We note the statement on page 32 that shareholders will be deemed to have notice of and consented to the provision renouncing any interest or expectancy in certain corporate opportunities of an affiliate. Please advise us of any significant legal limitations on the enforceability of such consent.

Response:

We advise the Staff that we are not aware of any significant legal limitations on the enforceability of such consent.

The Merger, page 49

2.	Comment: We note that the surviving corporation renounces any interest in business opportunities of TPG and other shareholders. We also note disclosure of shareholders’ significant influence over the corporation, including control over decisions that require the approval of shareholders. Additionally, we note the roles played by affiliates of TPG, which owns a significant percentage of both entities, who are also directors of IMS and Quintiles. Given such factors, please revise pages 61 and 75 to disclose what consideration, if any, each board of directors gave to whether the negotiations may not be deemed arm’s-length.

Response:

In response to the Staff’s comment, the Preliminary Joint Proxy Statement has been revised to provide additional disclosure on pages 61 and 76.

Background of the merger, page 49

3.	Comment: Please revise to clarify the differences between the operations conducted by Quintiles and IMS. In this regard, we note that the following industry jargon does not clearly explain the companies’ respective operations or intended post-merger operations: “data management and projection methodologies,” “data management, analytics and technology,” “clinical side,” “commercial side,” “secondary data management and analytics,” “evidence capabilities,” “advanced clinical and commercial analytics,” and “differentiated and diversified solutions to address massive unmet needs.” Your revised disclosure should clarify how the combined entity’s operations are expected to change how Quintiles and IMS currently conduct business. In this regard, we note your disclosure that in October 2015 IMS Health Holdings and Quintiles entered into a strategic relationship. Please explain in the Background of the Merger the extent to which the strategic relationship was mean to or did accomplish business goals that overlap with the intended synergies of the merger.

Response:

In response to the Staff’s comment, the Preliminary Joint Proxy Statement has been revised to provide additional disclosure on pages i, 50, 61, 75 and 76.

4.	Comment: Please revise to clarify when an exchange ratio was initially proposed and the underlying factors for determining it. For example, we note that the market capitalizations of the companies at the time of the initial negotiations might suggest a different ratio than the market capitalizations at the time of the agreement. It also appears that a ratio based on revenue contribution would result in a significantly different ratio. Please revise accordingly.

Response:

In response to the Staff’s comment, the Preliminary Joint Proxy Statement has been revised to provide additional disclosure on page 58 to clarify that the parties first proposed exchange ratios to one another on April 29, 2016. Also, the Company revised the paragraph regarding the April 9, 2016 Quintiles transaction committee meeting on page 55 of the Preliminary Joint Proxy Statement to reflect that both parties contemplated that the exchange ratio would be based on market prices without either party receiving a premium because this reflected the most objective method to determine relative value for large publicly-traded companies like the Company and IMS Health. The agreed exchange ratio is reflective of market capitalization at the time the parties negotiated the exchange ratio.

5.	Comment: We note the statement on page 52 that the Quintiles committee began to form preliminary views on how it would like to see how the governance issues would be resolved “in the context of a merger of equals.” Please clarify how the proposal to conduct a merger of equals, as opposed to other types of transactions, was generated and negotiated.

Response:

The Company advises the Staff that the parties considered the transaction would be structured as a merger of equals from the outset, as indicated in the paragraph regarding a February 11, 2016 meeting between representatives of the Company and IMS Health on page 52 of the Preliminary Joint Proxy Statement. In addition, in response to the Staff’s comment, the Preliminary Joint Proxy Statement has been revised to provide additional disclosure on pages 51, 52 and 56 to reflect that the proposed transaction was contemplated as a merger of equals and that the parties sought to negotiate for balance in leadership, board size and composition, board committee membership and chairs, name, location and other characteristics of the surviving entity as typical for a merger of equals.

6.	Comment: We note your disclosure throughout the background section that “certain governance and social issues” were discussed at numerous meetings, starting on February 11, 2016 and ending on April 30, 2016. Please identify the material governance and social issues discussed at each meeting and summarize material decisions made with respect to these issues.

Response:

In response to the Staff’s comment, the Preliminary Joint Proxy Statement has been revised to provide additional disclosure on pages 52-56 and 58 around the meetings on February 11, 2016, March 10, 2016, March 28, 2016, April 12, 2016, April 21, 2016, April 25, 2016 and April 28, 2016 to provide greater detail regarding material governance and social issues considered at those meetings.    The Company advises the Staff that discussions between the parties regarding governance and social issues in the early meetings were focused on identifying issues for consideration by the parties which were then discussed between the parties, as reflected in the disclosure with respect to the subsequent meetings. Unless otherwise noted, a specific decision regarding a particular governance or social issue was not made along the way in a piecemeal fashion. Rather, the parties agreed to terms at the end of negotiations. The Company respectfully notes that the terms of the transaction, as approved by both boards, including the final resolution of the governance and social issues, are described throughout the Preliminary Joint Proxy Statement.

7.	Comment: We note the discussions that the IMS Board of Directors preferred to have IMS as the surviving corporation during the April 13, 2016 meeting. We also note during the April 26, 2016 IMS Board of Directors meeting, the Board decided it would be beneficial to have Quintiles be the surviving company for reasons related to the debt structure of each company. Please briefly explain the specific debt structure and rationale underlying this decision.

Response:

In response to the Staff’s comment, the Preliminary Joint Proxy Statement has been revised to provide additional disclosure on page 57.

8.	Comment: We note your disclosure on page 54 that at an April 7, 2016 Quintiles Board meeting alternative transactions and alternative opportunities were discussed. Please elaborate upon why those alternatives were not pursued. Refer to comment 3 above regarding the strategic relationship.

Response:

In response to the Staff’s comment, the Preliminary Joint Proxy Statement has been revised on page 55 to reflect why the alternatives were not pursued.

9.	Comment: We note your disclosure regarding the presentations made by your financial and legal advisors. Please supplementally provide us with copies of any materials, such as board books, used in the presentations to the IMS Health Board of Directors or the Quintiles Board of Directors. We may have additional comments after reviewing these materials.

Response:

In response to the Staff’s comment, the confidential board book prepared by Goldman, Sachs & Co. (“Goldman Sachs”), as IMS Health’s financial advisor, and presented to IMS Health’s board of directors at the May 2, 2016 meeting described in the Revised Joint Proxy Statement, and the confidential board book prepared by Barclays Capital Inc. (“Barclays”), as the Company’s financial advisor, and presented to the Company’s board of directors at the May 2, 2016 meeting described in the Revised Joint Proxy Statement, in each case, in connection with their respective fairness opinions, will be provided to the Staff under separate cover from Goldman Sachs and Barclays’s respective legal counsel on a confidential and supplemental basis and are not to be filed with, deemed part of or included in the Revised Joint Proxy Statement or any amendment thereto.

All such materials will be provided to the Staff pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 418 and Rule 12b-4, these materials will be requested to be returned promptly following completion of the Staff’s review thereof. In addition, due to their sensitive commercial and financial nature, confidential treatment will be requested for these materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b).

10.	Comment: We note the disclosure of the amended employment agreement with Thomas Pike. Please confirm that the material terms are disclosed in the proxy statement/prospectus.

Response:

We confirm that the material terms of the amended Thomas Pike employment agreement are disclosed in the Preliminary Joint Proxy Statement.

The Merger Agreement, page 106

11.	Comment: We note your statement that the merger agreement is included but “not intended to provide any factual information about Quintiles or IMS.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:

We have revised the Preliminary Joint Proxy Statement to remove from page 107 any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Other

12.	Comment: It appears that disclosure on pages 14-16 and 39-48 repeats information provided elsewhere. Please revise to minimize repetition.

Response:

We have revised the Preliminary Joint Proxy Statement on pages 15-16 to minimize such repetition.

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In connection with this response letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the above information, do not hesitate to contact the undersigned at (919) 998-2000.

Sincerely,

/s/ James H. Erlinger III

James H. Erlinger III

General Counsel

cc:	Thomas H. Pike

Quintiles Transnational Holdings Inc.

William F. Seabaugh, Esq.

R. Randall Wang, Esq.

Bryan Cave LLP

Gerald F. Roach, Esq.

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Ari Bousbib

Harvey Ashman, Esq.

IMS Health Holdings, Inc.

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP